Contact

www.linkedin.com/in/sampayrovi
(LinkedIn)
elixr.miami (Company)
arkhaus.club (Company)

Top Skills

Analysis
Fixed Income
Bonds

Languages

English (Native or Bilingual)
Persian (Native or Bilingual)
Spanish (Limited Working)

Certifications

Series 7
Series 63

Patents

Method and System for Transactions
Involving a Mortgage Product That
is Backed by a Mortgaged Property
and Additional Financial Instruments

Sam Payrovi

Founder & CEO of ARKHAUS
Miami, Florida, United States

Summary

Specialties: Asset Backed Securities, Mortgage Backed Securities,
Interest-Rate Derivatives, Mortgages, Property/Real Estate/Housing
Derivatives

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Experience

ARKHAUS
Co-Founder & CEO
November 2021 - Present (4 years 5 months)
Miami, Florida, United States

{E-LIXR}
CEO & Co-Founder
March 2023 - December 2025 (2 years 10 months)
Miami, FL

CSTM HAUS
Founder, CEO
January 2020 - January 2023 (3 years 1 month)
Greater New York City Area

CONSORTIUM
Founder, CEO
February 2016 - January 2023 (7 years)
Greater New York City Area

Saintly Bags
Founder, CEO
October 2014 - January 2023 (8 years 4 months)
New York, New York

Saintly Bags is a travel & fashion lifestyle brand. Designers of sumptuous,
customizable, and hand-made leather products, Saintly aims to beautify and
simplify our travel lifestyles.

Steeped in New York City heritage, Saintly's NYC hand-production studios achieve the beautiful designs, exacting specifications, and tremendous build quality you would expect of a world class brand from such a world class city.

Mesirow Financial
Fixed Income Sales
November 2012 - October 2014 (2 years)
Greater New York City Area

The PrinceRidge Group
Director - ABS Trading; Fixed Income Sales
March 2011 - October 2012 (1 year 8 months)
New York, NY

• Establish ABS Desk: Create a full-time Consumer ABS Trading Desk as part of PrinceRidge's Structured Products growth plan

• Trading Performance: Returned unlevered low teens yield by actively trading mostly AAA/AA positions; Maintain a book of principal positions open to all ratings and sectors, limited to certain risk criteria.

• Product Coverage: Solely responsible for trading all Consumer ABS products including: All Autos, Student Loans, Credit Cards, Manufactured Housing, Rec Vehicles, Fleet, Container, Aircraft, Timeshare, XXX Insurance, and Utility RRB

• Fixed Rate Active Hedging: Transact all necessary hedges; Currently developing an active hedging strategy to more efficiently capture gains on positions

• FFELP Bid-Ask Curves: Developed SLMA/NSLT 'prepay-adjusted clean curves' to actively show markets, create value, and affect transactions

• Developed Models to 1) track and compare all daily street offerings, highlighting cheap bonds and outlying bids; 2) track BWICs, develop Price Talk; 3) track all standing and live client axes and criteria; 4) warehouse all account and coverage information. Integrated these models in order to cross-reference street offerings, BWICs, and axes to highlight actionable scenarios and alert the appropriate account or salesperson efficiently.

The ProtEquity Group

CEO, Founder
October 2008 - December 2010 (2 years 3 months)

• Conceptualized and developed a Home Equity Protection (HEP) product upon introduction of an effective risk transfer method

• Developed business plan, product and market analytics, and other offering materials to raise investment capital

• Wrote and filed a business method patent for the HEP Communications Network, creating ProtEquity's primary barrier to entry for competitors

• Networked and communicated with leaders across Mortgage, MBS, and Real Estate Derivatives industries to refine the product and obtain key partnerships

• Working to develop a partnership with the CME to create a market maker in order to bring liquidity and price discovery to their Real Estate Products

RBS Greenwich Capital
Head of Consumer ABS Structuring & Analytics
July 2006 - October 2008 (2 years 4 months)

• Execute entire structuring and analytics effort for every NMABS product including auto, credit card, student-loan, timeshare, utility rate-reduction, ABCP conduit, Regulation XXX re-insurance, and timberland purchase securitizations

• Joined group with limited structuring experience, minimal NMABS product knowledge, and no structuring assistance or instruction. Reverse-engineered variations of each product for an in-depth technical understanding of products as well as issuer and market practices and standards

• Built the only known credit card master trust model with full loss analysis. It is believed no issuer or underwriter has a model of this complete capability

• Developed the firm's proprietary XXX, timberland, and utility rate-reduction analytics models

• Performed thorough analysis of collateral as well as issuer and comparison deals for superior RFP performance and transaction execution

• RBSGC won IFR's 2007 North American Securitization House of the Year Award with much of the success attributed to Non-Mortgage ABS' ascendancy from 11th to 3rd in league tables and an emphasis on expertise in structuring and distribution

Bear Stearns
4 years 1 month

Interest Rate Derivatives Sales
January 2004 - July 2005 (1 year 7 months)

• Interest Rate Derivatives Sales across a complete range of vanilla and non-vanilla products including swaps, options, caps (including securitization hedging), floors, Lehman Agg and Total Return swaps, MTA swaps, brokered CD swaps, and some credit derivatives

• Tailored derivative products for clients' individual needs; Guided clients' trading with techniques as well as market trends and direction

• Assisted in creating MTA swaps. Managed client's expectations and trader's willingness to derive accurate analytics and pricing to bring the product to market

• Educated clients regarding securitization hedging strategies; managed documentation timeliness of trust closing process for clients

• Bolstered the most lucrative book in the group by 25% (while other books in group declined) by 1) rapidly learning the derivative markets and the sales position; 2) trading all products in less than 6 months of introduction to derivatives; 3) streamlining complex trade analysis and trade documentation processes

• Developed and implemented three macro models to 1) reduce aggregated trade analysis time by over 95% and remove human error; 2) Create and process trade documents; 3) Snapshot and manipulate daily market-data for various clients' needs

MBS/ABS Structuring & Analytics
July 2001 - January 2004 (2 years 7 months)
• Core team member of Bear Stearns' F.A.S.T. group; Experience in modeling and reverse-engineering ABS/MBS for secondary trading analysis

• Deal closings: Executed approximately 25 deals

• Possess detailed knowledge of a broad range of ABS/MBS structures, including home equity, ARMs, manufactured housing, NIMs, auto, tax-lien, and tobacco settlement deals. Possess a thorough understanding of Intex CDI code and systems

• Provide fixed income analysis and support to trading desks and sales force for market bids and portfolio valuations

• Redesigned and implemented Bear's Fannie/Freddie guaranty fee model for Whole Loan Trading Desk, also used by other groups to price loan packages

• Implemented an automated marketing sheet production tool used for research and performance analysis through combined use of Bloomberg, Intex, ABSNet, Bear Stearns' data and yield tables in one master model

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Education

Specialization, Business · (1996 - 2001)

University of California, Los Angeles
Bachelor of Science, Physiological Sciences · (1996 - 2001)

Santa Teresa High School
· (1992 - 1996)